

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

22nd December 2005





06010021

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the shareholders' circular of the Company for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

Florence Lam
Deputy Company Secretary

FL/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by e-mail: destay@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Major Transaction

Purchase of 12 Boeing 777-300ER Aircraft


CATHAY PACIFIC

22nd December 2005

In this circular the following expressions have the following meanings unless the context requires otherwise:

Air China	Air China Limited, a company incorporated in the People's Republic of China and listed on the Stock Exchange, whose principal activity is the operation of scheduled airline services.
Board	The board of Directors.
Boeing Aircraft	12 Boeing 777-300ER aircraft to be purchased by CPAS pursuant to the Purchase Agreement.
Purchase Agreement	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing pursuant to which CPAS has agreed to purchase and Boeing has agreed to sell the Boeing Aircraft.
Boeing	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.
Cathay Pacific or CX or Company	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
CITIC	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
CPAS	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
Directors	The directors of Cathay Pacific.
Group	Cathay Pacific and its subsidiaries.
HAECO	Hong Kong Aircraft Engineering Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Latest Practicable Date	15th December 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.

SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Swire	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
TAECO	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the People's Republic of China, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Transaction	The purchase by the Company of the Boeing Aircraft pursuant to the Purchase Agreement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors
David Turnbull (Chairman)
Robert Atkinson
Philip Chen
Derek Cridland
Tony Tyler

Non- Executive Directors
Martin Cubbon
Henry Fan
James Hughes-Hallett
Vernon Moore
Raymond Yuen
Carl Yung
Zhang Xianlin

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Principal Office:
7th Floor, North Tower
Cathay Pacific City
8 Scenic Road
Hong Kong International Airport
Lantau
Hong Kong

To the Shareholders

22nd December 2005

Dear Sir or Madam,

Major Transaction
Purchase of 12 Boeing 777-300ER Aircraft

INTRODUCTION

Reference is made to the Company's announcements dated 1st and 14th December 2005 respectively regarding the Purchase Agreement entered into by CPAS and Boeing on 14th December 2005, pursuant to which CPAS has agreed to purchase 12 Boeing 777-300ER aircraft from Boeing.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

PURCHASE AGREEMENT dated 14th December 2005

(1) Parties to the Transaction

(i) CPAS, as the purchaser

(ii) Boeing, as the vendor

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

(2) Aircraft to be acquired

Boeing Aircraft, i.e. 12 Boeing 777-300ER aircraft.

As at the Latest Practicable Date, the Company's fleet totals 95 aircraft, comprising 82 passenger aircraft and 13 freighter aircraft.

(3) Consideration

According to the information provided to the Company by Boeing, the catalogue price of the Boeing Aircraft in aggregate is approximately US$2,850 million. The aggregate consideration payable for the Boeing Aircraft, which is determined after arm's length negotiations between the parties, is lower than such catalogue price.

(4) Payment and delivery terms

The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Boeing Aircraft in stages from 2007 to 2010.

(5) Source of funding

The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

(6) Reasons for, and benefits of, the Transaction

The Boeing Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve long-haul destinations in North America and Europe. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

(7) Shareholders' approval

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

The Company has received written approval for the Transaction from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,566,233,246 shares (46.33%) and 859,353,462 shares (25.42%) respectively of the issued share capital of the Company. Swire and CITIC are connected persons of each other. Each of Swire and CITIC and their associates does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14.44 of the Listing Rules and therefore the Company will not be convening a shareholders' meeting to approve the Transaction.

EFFECT OF TRANSACTION

As mentioned above, the Transaction will be financed by commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in the next twelve months in respect of the Transaction is approximately US$88 million. However, the Company does not expect the Transaction to have any material negative impact on its cash flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

FINANCIAL AND OPERATIONAL PROSPECTS

As disclosed in the 2004 annual report of the Company dated 9th March 2005, for the financial year ended 31st December 2004, the Group's total turnover reached HK$39,065 million, representing an increase of 32.1% over 2003. The Directors consider that rising aviation fuel prices and increased competition in the airline business will present new challenges for the Group. However, the Directors view the future prospects during the current financial year of the Company with confidence and believe that the Group is well placed to continue to develop its business in line with its strategy.

WORKNG CAPITAL

After taking into account the financial resources available including liquid funds, internally generated funds and available banking facilities, the Directors are of the opinion that the Group, in the absence of unforeseen circumstances, will have sufficient working capital for the next 12 months following the date of this circular.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendices to this circular.

By order of the Board
Cathay Pacific Airways Limited
David Turnbull
Chairman

I. SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

The following audited consolidated profit and loss accounts of the Group for the three years ended 31st December 2004 and the consolidated balance sheets of the Group as at 31st December 2004, 2003 and 2002 are extracted from the Company's annual reports for the year ended 31st December 2004, 2003 and 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	For the years ended 31 December		
	2004 HK$M	**2003 HK$M**	**2002 HK$M**
Turnover			
Passenger services	26,407	18,663	22,376
Cargo services	11,395	9,913	9,387
Catering and other services	1,263	1,002	1,327
Total turnover	39,065	29,578	33,090
Expenses			
Staff	(8,842)	(8,035)	(7,918)
Route	(6,890)	(5,416)	(6,113)
Fuel	(7,836)	(5,236)	(4,895)
Aircraft maintenance	(3,784)	(2,856)	(3,312)
Depreciation and operating leases	(5,170)	(4,860)	(4,720)
Commissions	(529)	(400)	(501)
Others	(767)	(550)	(881)
Operating expenses	(33,818)	(27,353)	(28,340)
Operating profit	5,247	2,225	4,750
Finance charges	(1,628)	(1,807)	(2,421)
Finance income	1,045	1,187	1,678
Net finance charges	(583)	(620)	(743)
Share of profits of associated companies	356	151	324
Profit before tax	5,020	1,756	4,331
Taxation	(504)	(409)	(328)
Profit after tax	4,516	1,347	4,003
Minority interests	(99)	(44)	(20)
Profit attributable to shareholders	4,417	1,303	3,983
Dividends			
Interim – paid	674	100	534
Final – proposed	1,517	572	935
Special – paid	-	943	-
	2,191	1,615	1,469
Earnings per share			
Basic	131.4¢	39.0¢	119.5¢
Diluted	130.7¢	38.8¢	118.7¢
Dividend per share	65.0¢	48.0¢	44.0¢

CONSOLIDATED BALANCE SHEET

	As at 31st December		
	2004	2003	2002
	HK$M	HK$M	HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets	51,808	51,357	50,038
Intangible assets	348	405	489
Investments in associated companies	1,743	1,661	1,739
Other long-term receivables and investments	4,076	1,263	1,458
	57,975	54,686	53,724
Long-term liabilities	(27,698)	(33,022)	(31,382)
Related pledged security deposits	10,036	11,604	12,853
Net long-term liabilities	(17,662)	(21,418)	(18,529)
Retirement benefit obligations	(102)	(181)	(346)
Deferred taxation	(7,280)	(7,762)	(7,614)
	(25,044)	(29,361)	(26,489)
Net non-current assets	32,931	25,325	27,235
Current assets and liabilities			
Stock	524	398	430
Trade and other receivables	5,311	4,753	4,294
Liquid funds	11,474	15,200	13,180
	17,309	20,351	17,904
Current portion of long-term liabilities	(7,096)	(6,754)	(6,409)
Related pledged security deposits	2,127	1,875	2,128
Net current portion of long-term liabilities	(4,969)	(4,879)	(4,281)
Trade and other payables	(7,163)	(5,543)	(5,280)
Unearned transportation revenue	(3,622)	(2,839)	(2,518)
Taxation	(1,497)	(1,259)	(874)
	(17,251)	(14,520)	(12,953)
Net current assets	58	5,831	4,951
Total assets less current and non-current liabilities	32,989	31,156	32,186
Minority interests	(134)	(104)	(71)
Net assets	32,855	31,052	32,115
CAPITAL AND RESERVES			
Share capital	674	669	667
Reserves	32,181	30,383	31,448
Shareholders' funds	32,855	31,052	32,115

II. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

The following audited financial statements of the Group are extracted from the Company's annual report for the year ended 31st December 2004. All such financial information should be read in conjunction with the Company's 2004 annual report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2004

	Note	**2004 HK$M**	2003 HK$M	**2004 US$M**	2003 US$M
Turnover					
Passenger services		**26,407**	18,663	**3,386**	2,393
Cargo services		**11,395**	9,913	**1,461**	1,271
Catering and other services		**1,263**	1,002	**162**	128
Total turnover	*2*	**39,065**	29,578	**5,009**	3,792
Expenses					
Staff		**(8,842)**	(8,035)	**(1,134)**	(1,030)
Route		**(6,890)**	(5,416)	**(883)**	(695)
Fuel		**(7,836)**	(5,236)	**(1,005)**	(671)
Aircraft maintenance		**(3,784)**	(2,856)	**(485)**	(366)
Depreciation and operating leases		**(5,170)**	(4,860)	**(663)**	(623)
Commissions		**(529)**	(400)	**(68)**	(51)
Others		**(767)**	(550)	**(98)**	(71)
Operating expenses		**(33,818)**	(27,353)	**(4,336)**	(3,507)
Operating profit	*3*	**5,247**	2,225	**673**	285
Finance charges		**(1,628)**	(1,807)	**(209)**	(231)
Finance income		**1,045**	1,187	**134**	152
Net finance charges	*4*	**(583)**	(620)	**(75)**	(79)
Share of profits of associated companies	*12*	**356**	151	**46**	19
Profit before tax		**5,020**	1,756	**644**	225
Taxation	*5*	**(504)**	(409)	**(65)**	(52)
Profit after tax		**4,516**	1,347	**579**	173
Minority interests		**(99)**	(44)	**(13)**	(6)
Profit attributable to shareholders	*6*	**4,417**	1,303	**566**	167
Dividends					
Interim – paid	*7*	**674**	100	**86**	13
Final – proposed	*7*	**1,517**	572	**194**	73
Special – paid	*7*	**-**	943	**-**	121
		2,191	1,615	**280**	207
Earnings per share					
Basic	*8*	**131.4¢**	39.0¢	**16.8¢**	5.0¢
Diluted	*8*	**130.7¢**	38.8¢	**16.8¢**	5.0¢
Dividend per share	*7*	**65.0¢**	48.0¢	**8.3¢**	6.2¢

The US$ figures are for information only and are translated at HK$7.8.

CONSOLIDATED BALANCE SHEET

at 31st December 2004

	Note	**2004 HK$M**	2003 HK$M	**2004 US$M**	2003 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	9	**51,808**	51,357	**6,642**	6,584
Intangible assets	10	**348**	405	**45**	52
Investments in associated companies	12	**1,743**	1,661	**223**	213
Other long-term receivables and investments	13	**4,076**	1,263	**523**	162
		57,975	54,686	**7,433**	7,011
Long-term liabilities		**(27,698)**	(33,022)	**(3,551)**	(4,234)
Related pledged security deposits		**10,036**	11,604	**1,287**	1,488
Net long-term liabilities	14	**(17,662)**	(21,418)	**(2,264)**	(2,746)
Retirement benefit obligations	15	**(102)**	(181)	**(13)**	(23)
Deferred taxation	16	**(7,280)**	(7,762)	**(934)**	(995)
		(25,044)	(29,361)	**(3,211)**	(3,764)
Net non-current assets		**32,931**	25,325	**4,222**	3,247
Current assets and liabilities					
Stock		**524**	398	**67**	51
Trade and other receivables	17	**5,311**	4,753	**681**	609
Liquid funds	18	**11,474**	15,200	**1,471**	1,949
		17,309	20,351	**2,219**	2,609
Current portion of long-term liabilities		**(7,096)**	(6,754)	**(910)**	(866)
Related pledged security deposits		**2,127**	1,875	**273**	240
Net current portion of long-term liabilities	14	**(4,969)**	(4,879)	**(637)**	(626)
Trade and other payables	19	**(7,163)**	(5,543)	**(919)**	(711)
Unearned transportation revenue		**(3,622)**	(2,839)	**(464)**	(364)
Taxation		**(1,497)**	(1,259)	**(192)**	(161)
		(17,251)	(14,520)	**(2,212)**	(1,862)
Net current assets		**58**	5,831	**7**	747
Total assets less current and non-current liabilities		**32,989**	31,156	**4,229**	3,994
Minority interests		**(134)**	(104)	**(17)**	(13)
Net assets		**32,855**	31,052	**4,212**	3,981
CAPITAL AND RESERVES					
Share capital	20	**674**	669	**86**	86
Reserves	21	**32,181**	30,383	**4,126**	3,895
Shareholders' funds		**32,855**	31,052	**4,212**	3,981

The US$ figures are for information only and are translated at HK$7.8.

COMPANY BALANCE SHEET

at 31st December 2004

	Note	2004 HK$M	2003 HK$M	2004 US$M	2003 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	*9*	**41,701**	43,588	**5,346**	5,588
Intangible assets	*10*	**172**	211	**22**	27
Investments in subsidiary companies	*11*	**13,108**	13,766	**1,680**	1,765
Investments in associated companies	*12*	**61**	76	**8**	10
Other long-term receivables and investments	*13*	**3,890**	1,094	**499**	140
		58,932	58,735	**7,555**	7,530
Long-term liabilities		**(26,040)**	(31,793)	**(3,338)**	(4,076)
Related pledged security deposits		**3,575**	4,251	**458**	545
Net long-term liabilities	*14*	**(22,465)**	(27,542)	**(2,880)**	(3,531)
Retirement benefit obligations	*15*	**(166)**	(224)	**(21)**	(29)
Deferred taxation	*16*	**(7,113)**	(7,617)	**(912)**	(976)
		(29,744)	(35,383)	**(3,813)**	(4,536)
Net non-current assets		**29,188**	23,352	**3,742**	2,994
Current assets and liabilities					
Stock		**509**	387	**65**	50
Trade and other receivables	*17*	**5,038**	4,532	**646**	581
Liquid funds	*18*	**3,244**	6,476	**416**	830
		8,791	11,395	**1,127**	1,461
Current portion of long-term liabilities		**(6,327)**	(6,337)	**(811)**	(812)
Related pledged security deposits		**769**	564	**98**	72
Net current portion of long-term liabilities	*14*	**(5,558)**	(5,773)	**(713)**	(740)
Trade and other payables	*19*	**(7,021)**	(5,634)	**(900)**	(723)
Unearned transportation revenue		**(3,622)**	(2,839)	**(464)**	(364)
Taxation		**(1,457)**	(1,233)	**(187)**	(158)
		(17,658)	(15,479)	**(2,264)**	(1,985)
Net current liabilities		**(8,867)**	(4,084)	**(1,137)**	(524)
Net assets		**20,321**	19,268	**2,605**	2,470
CAPITAL AND RESERVES					
Share capital	*20*	**674**	669	**86**	86
Reserves	*21*	**19,647**	18,599	**2,519**	2,384
Shareholders' funds		**20,321**	19,268	**2,605**	2,470

The US$ figures are for information only and are translated at HK$7.8.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2004

	Note	**2004 HK$M**	2003 HK$M	**2004 US$M**	2003 US$M
Operating activities					
Cash generated from operations	22	**10,595**	6,370	**1,359**	817
Dividends received from associated companies		**122**	187	**16**	24
Interest received		**59**	49	**8**	6
Net interest paid		**(786)**	(928)	**(101)**	(119)
Tax paid		**(785)**	(815)	**(101)**	(104)
Net cash inflow from operating activities		**9,205**	4,863	**1,181**	624
Investing activities					
Net decrease in liquid funds other than cash and cash equivalents		**884**	757	**113**	98
Receipts from capital reduction, loan and disposal of subsidiary and associated companies		**69**	11	**9**	1
Sales of fixed assets		**54**	27	**7**	3
Payments for fixed and intangible assets		**(4,064)**	(5,147)	**(521)**	(660)
Net (increase)/decrease in long-term receivables and investments		**(2,692)**	84	**(345)**	11
Net cash outflow from investing activities		**(5,749)**	(4,268)	**(737)**	(547)
Financing activities					
New financing		**1,746**	6,765	**224**	867
Shares issued		**199**	56	**25**	7
Net cash benefit from financing arrangements		**51**	735	**7**	94
Loan and finance lease repayments		**(6,247)**	(4,995)	**(801)**	(640)
Security deposits placed		**(94)**	(70)	**(12)**	(9)
Dividends paid - to shareholders		**(2,189)**	(1,035)	**(281)**	(133)
- to minority interests		**(69)**	(20)	**(9)**	(3)
Net cash (outflow)/inflow from financing activities		**(6,603)**	1,436	**(847)**	183
(Decrease)/increase in cash and cash equivalents		**(3,147)**	2,031	**(403)**	260
Cash and cash equivalents at 1st January		**5,649**	3,422	**724**	439
Effect of exchange differences		**155**	196	**20**	25
Cash and cash equivalents at 31st December	23	**2,657**	5,649	**341**	724

The US$ figures are for information only and are translated at HK$7.8.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2004

			Non-distributable					
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M
At 1st January 2004	669	23,518	7,261	21	354	(770)	(1)	31,052
Prior year adjustment on Asia Miles	-	(250)	-	-	-	-	-	(250)
As restated	669	23,268	7,261	21	354	(770)	(1)	30,802
Exchange differences on cash flow hedges								
- *recognised during* the year	-	-	-	-	-	(966)	-	(966)
- deferred tax recognised	-	-	-	-	-	68	-	68
- transferred to profit for the year	-	-	-	-	-	383	-	383
Revaluation surplus *recognised during the* year	-	-	-	-	139	-	-	139
Exchange differences	-	-	-	-	-	-	15	15
Net loss not recognised in the profit and loss account	-	-	-	-	139	(515)	15	(361)
Profit attributable to shareholders	-	4,417	-	-	-	-	-	4,417
2003 final dividends	-	(1,515)	-	-	-	-	-	(1,515)
2004 interim dividend	-	(674)	-	-	-	-	-	(674)
Capital reserve written back on disposal of an associate	-	-	-	-	-	-	(13)	(13)
Share options exercised								
- premium received	-	-	194	-	-	-	-	194
- share capital issued	5	-	-	-	-	-	-	5
At 31st December 2004	674	25,496	7,455	21	493	(1,285)	1	32,855

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2003

			Non-distributable					
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M
At 1st January 2003	667	23,250	7,207	21	412	559	(1)	32,115
Exchange differences on cash flow hedges								
- recognised during the year	-	-	-	-	-	(1,330)	-	(1,330)
- deferred tax recognised	-	-	-	-	-	90	-	90
- transferred to profit for the year	-	-	-	-	-	(89)	-	(89)
Revaluation deficit recognised during the year	-	-	-	-	(58)	-	-	(58)
Net loss not recognised in the profit and loss account	-	-	-	-	(58)	(1,329)	-	(1,387)
Profit attributable to shareholders	-	1,303	-	-	-	-	-	1,303
2002 final dividend	-	(935)	-	-	-	-	-	(935)
2003 interim dividend	-	(100)	-	-	-	-	-	(100)
Share options exercised								
- premium received	-	-	54	-	-	-	-	54
- share capital issued	2	-	-	-	-	-	-	2
At 31st December 2003	669	23,518	7,261	21	354	(770)	(1)	31,052

PRINCIPAL ACCOUNTING POLICIES

1. Basis of accounting

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Hong Kong Accounting Standards ("HKAS"), Hong Kong Financial Reporting Standards ("HKFRS"), Statements of Standard Accounting Practice ("HK SSAP") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") with the exception of the recognition of certain exchange differences as explained in accounting policy 4 below. These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Listing Rules of the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The measurement basis used is historical cost modified by the revaluation of investments as explained in accounting policies 8, 10 and 13 below.

HKICPA has issued new and revised standards (HKAS and HKFRS) which are effective for accounting periods beginning on or after 1st January 2005. The Group has decided not to early adopt these new standards in its financial statements for the year ended 31st December 2004 except for HKAS 24 "Related Party Disclosures". The Group is in the process of making an assessment on the impact of the new standards and has so far concluded that the adoption of them will not have a significant impact on its results of operations and financial position. The Group will continue with the assessment of the impact of the other new standards and significant changes may be identified as a result.

2. Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and its subsidiary companies made up to 31st December together with the Group's share of the results and net assets of its associated companies. Subsidiary companies are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiary companies are included in the consolidated profit and loss account and the share attributable to minority interests is deducted from consolidated profit after tax. Where interests have been bought or sold during the year only those results relating to the period of ownership are included in the accounts.

Goodwill arising on consolidation represents the excess of the cost of subsidiary and associated companies over the fair value of the Group's share of the net assets at the date of acquisition. Goodwill arising on consolidation is recognised as an intangible asset and amortised on a straight line basis over its estimated useful economic life, not exceeding a period of 20 years.

The carrying amount of goodwill is reviewed annually and is written down if any impairment arises. On disposal of a subsidiary or associated company, the unamortised goodwill is included in the calculation of any gain or loss.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

In the Company's balance sheet investments in subsidiary companies are stated at cost less any impairment loss recognised. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. Associated companies

Associated companies are those companies, not being subsidiary companies, in which the Group holds a substantial long-term interest in the equity share capital and over which the Group is in a position to exercise significant management influence.

The consolidated profit and loss account includes the Group's share of results of associated companies as reported in their accounts made up to 31st December. In the consolidated balance sheet investments in associated companies represent the Group's share of net assets and loans to those companies.

In the Company's balance sheet, investments in associated companies are stated at cost less any impairment loss recognised and loans to those companies.

4. Foreign currencies

Foreign currency transactions entered into during the year are translated into Hong Kong dollars at the market rates ruling at the relevant transaction dates whilst the following items are translated at the rates ruling at the balance sheet date:

(i) foreign currency denominated monetary assets and liabilities (including currency derivatives).

(ii) the balance sheets of foreign subsidiary and associated companies.

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account except that:

(i) to reduce exposure to exchange rate fluctuations on future operating cash flows, borrowings and leasing obligations are arranged in foreign currencies such that repayment can be met by anticipated operating cash flows. In addition currency derivatives are used to hedge anticipated cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

This accounting treatment is supported by that element of International Financial Reporting Standards ("IFRS") which deals with accounting for hedge transactions. HKAS 39 "Financial Instruments: Recognition and Measurement", which is the same as the equivalent IFRS, became effective on 1st January 2005 and replaced HK SSAP 11 which required all such exchange differences be charged to the profit and loss account immediately. Note 21 to the accounts sets out the effect had HK SSAP 11 been adopted. The Directors consider that the immediate recognition of all such exchange fluctuations in the profit and loss account could materially distort year on year results and have concluded that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flow of the Group.

(ii) unrealised differences on net investments in foreign subsidiary and associated companies (including intra-Group balances of an equity nature) and related long-term liabilities are taken directly to reserves.

5. Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and impairment.

Depreciation of fixed assets is calculated on a straight line basis to write down cost over anticipated useful lives to estimated residual value as follows:

Passenger aircraft	over 20 years to residual value of between 0% to 10% of cost
Freighter aircraft	over 20-27 years to residual value of between 0% to 20% of cost
Other equipment	over 3-7 years to nil residual value
Leasehold land and buildings	over the period of the lease to nil residual value

Major modifications to aircraft and reconfiguration costs are capitalised as part of aircraft cost and are depreciated over periods of up to 10 years.

The depreciation policy and the carrying amount of fixed assets are reviewed annually taking into consideration factors such as changes in fleet composition, current and forecast market values and technical factors which affect the life expectancy of the assets. Any impairment in value is recognised by writing down the carrying amount to estimated recoverable amount which is the higher of the value in use (the present value of future cash flows) and the net selling price.

6. Leased assets

Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if they had been purchased outright at fair market value and the corresponding liabilities to the lessor, net of interest charges, are included as obligations under finance leases.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases.

Operating lease payments and income are charged and credited respectively to the profit and loss account on a straight line basis over the life of the related lease.

7. Intangible assets

Intangible assets comprise goodwill and expenditure on computer system development. The accounting policy for goodwill is outlined in accounting policy 2.

Expenditure on computer system development which gives rise to economic benefits is capitalised as part of intangible assets and is amortised on a straight line basis over its useful life not exceeding a period of four years.

8. Investments

Long-term investments are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal or if there is evidence that the investment is impaired, the cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

9. Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

10. Retirement benefits

Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs.

The retirement benefit obligation in respect of defined benefit retirement plans refers to the obligation less the fair value of plan assets where the obligation is calculated by estimating the present value of the expected future payments required to settle the benefit that employees have earned using the projected unit credit method. Actuarial gains and losses are not recognised unless their cumulative amounts exceeds either 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets whichever is greater. The amount exceeding this corridor is recognised on a straight line basis over the expected average remaining working lives of the employees participating in the plans.

11. Deferred taxation

Provision for deferred tax is made on all temporary differences.

Deferred tax assets relating to unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable profits will be available against which these unused tax losses and deductible temporary differences can be utilised.

In addition, where initial cash benefits have been received in respect of certain lease arrangements, provision is made for the future obligation to make tax payments.

12. Stock

Stock held for consumption is valued either at cost or weighted average cost less any applicable allowance for obsolescence. Stock held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

13. Funds with investment managers and other liquid investments

Funds with investment managers and other liquid investments are valued on a mark to market basis and any gain or loss arising from the revaluation is taken to the profit and loss account.

Cash deposits and notes placed in respect of certain leasing and financing arrangements are stated at cost while other investments purchased to meet future leasing obligation repayments are stated at amortised cost.

14. Revenue recognition

Passenger and cargo sales are recognised as revenue when the transportation service is provided. The value of unflown passenger and cargo sales is recorded as unearned transportation revenue. Income from catering and other services is recognised when the services are rendered.

15. Fuel price derivatives

Fuel derivatives are used to reduce exposure to fluctuating fuel prices. Gains and losses on these instruments are recognised upon contract expiry as a component of fuel expense during the period the related fuel is used.

16. Maintenance and overhaul costs

Replacement spares and labour costs for maintenance and overhaul of aircraft are charged to the profit and loss account on consumption and as incurred respectively.

17. Frequent-flyer programme

The Company operates a frequent-flyer programme called Asia Miles ("the programme"). The incremental cost of providing awards in exchange for redemption of miles earned by members is accrued as an operating cost and a liability after allowing for miles which are not expected to be redeemed. As members redeem their miles the liability is reduced to reflect the reduction in the outstanding obligation.

The Company sells miles to participating partners in the programme. In the past, revenue earned from selling miles was recognised immediately. That portion of revenue earned from miles sold which is expected to be redeemed on Cathay Pacific's flights is now deferred and amortised to the profit and loss account over the expected redemption period. As a result of this change, the retained earnings as at 1st January 2004 and the attributable profit to shareholders in 2004 are reduced by HK$250 million and HK$58 million respectively. Comparative figures have not been restated as the impact is immaterial.

18. Related parties

Related parties were previously considered to be related to the Group if the Group had the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party were subject to common control or common significant influence. Related parties may be individuals or entities. With the introduction of HKAS 24, parties that are subject to significant influence by shareholders of Cathay Pacific are no longer defined as related parties. Comparatives have been restated to comply with this new definition.

NOTES TO THE ACCOUNTS

1. Nature of operations and principal activities

The Group is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out.

2. Turnover

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

	2004	2003
	HK$M	HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**14,854**	12,022
- Japan, Korea and Taiwan	**6,961**	5,208
South West Pacific and South Africa	**3,010**	2,125
Europe	**4,770**	3,551
South East Asia and Middle East	**4,452**	3,395
North America	**5,018**	3,277
	39,065	29,578

South West Pacific and South Africa includes Australia, New Zealand and Southern Africa. Europe includes Continental Europe, United Kingdom, Scandinavia, Russia, Baltic and Turkey. South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Vietnam, Indian sub-continent and Middle East. North America includes U.S.A., Canada and Latin America.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue earning asset is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

2. Turnover (continued)

(b) Secondary reporting by business segment

	2004 HK$M	2003 HK$M
Revenue – external sales		
- Passenger services	**26,407**	18,663
- Cargo services	**11,395**	9,913
	37,802	28,576
Unallocated revenue		
- Catering and other services	**1,263**	1,002
	39,065	29,578

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the two segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

3. Operating profit

	2004 HK$M	2003 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**1,855**	1,930
- Owned	**1,946**	1,815
Amortisation of intangible assets	**84**	110
Operating lease rentals		
- Land and buildings	**326**	324
- Aircraft and related equipment	**948**	675
- Others	**34**	19
Operating lease income		
- Aircraft and related equipment	**(23)**	(13)
Cost of stock expensed	**1,224**	933
Exchange differences	**(199)**	(244)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(103)**	(267)
Income from listed investments	**(3)**	(6)

4. Net finance charges

	2004 HK$M	2003 HK$M
Net interest charges comprise:		
- Obligations under finance leases	**1,522**	1,678
- Interest income on related security deposits, notes and bonds	**(837)**	(966)
	685	712
- Bank loans and overdrafts	**92**	112
- Interest income on related security deposits	**-**	(4)
	92	108
- Other loans wholly repayable within five years	**8**	3
- Other loans not wholly repayable within five years	**6**	14
	791	837
Income from liquid funds:		
- Funds with investment managers	**(97)**	(106)
- Bank deposits and investments	**(111)**	(111)
	(208)	(217)
	583	620

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. Taxation

	2004 HK$M	2003 HK$M
The Company and its subsidiary companies:		
Current tax expenses		
- Hong Kong profits tax	**55**	50
- Overseas tax	**276**	248
- Under provisions for prior years	**24**	84
Deferred tax		
- Origination and reversal of temporary differences	**91**	(62)
- Increase in tax rate	**-**	64
	446	384
Associated companies:		
- Hong Kong profits tax	**40**	16
- Overseas tax	**18**	9
	504	409

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

5. Taxation (continued)

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2004 **HK$M**	2003 HK$M
Consolidated profit before tax	**5,020**	1,756
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2003: 17.5%)	**(879)**	(307)
Expenses not deductible for tax purposes	**(156)**	(143)
Tax provisions under provided in prior years	**(24)**	(84)
Unused tax losses not recognised	**-**	(137)
Effect on opening deferred tax balances resulting from a change in tax rate	**-**	(64)
Effect of different tax rates in overseas jurisdictions	**418**	246
Tax losses recognised	**63**	-
Income not subject to tax	**74**	80
Tax charge	**(504)**	(409)

Further information on deferred tax is shown in note 16 to the accounts.

6. Profit attributable to shareholders

Of the profit attributable to the shareholders, a profit of HK$3,781 million (2003: HK$818 million) has been dealt with in the accounts of the Company.

7. Dividends

	2004 **HK$M**	2003 HK$M
2004 interim dividend paid on 4th October 2004 of HK¢20 per share (2003: HK¢3 per share)	**674**	100
2004 final dividend proposed on 9th March 2005 of HK¢45 per share (2003: HK¢17 per share)	**1,517**	572
2003 special dividend paid on 2nd June 2004 of HK¢28 per share	**-**	943
	2,191	1,615

8. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$4,417 million (2003: HK$1,303million) by the daily weighted average number of shares in issue throughout the year of 3,362 million (2003: 3,338 million) shares and 3,379 million (2003: 3,357 million) shares respectively with the latter adjusted for the effects of the share options.

	2004 **Million**	2003 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,362**	3,338
Deemed issue of ordinary shares for no consideration	**17**	19
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,379**	3,357

9. Fixed assets

	Aircraft and related equipment		Other equipment		Properties	
	Owned	Leased	Owned	Leased	Owned	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Group						
Cost						
At 1st January 2004	24,760	44,109	2,328	547	6,292	78,036
Exchange differences	2	-	3	-	5	10
Additions	3,798	446	84	-	1	4,329
Disposals	(377)	-	(111)	-	(9)	(497)
Transfers	1,374	(1,374)	-	-	-	-
At 31st December 2004	29,557	43,181	2,304	547	6,289	81,878
Accumulated depreciation						
At 1st January 2004	11,591	12,055	1,517	234	1,282	26,679
Exchange differences	-	-	2	-	2	4
Charge for the year	1,600	1,831	147	24	199	3,801
Disposals	(302)	-	(110)	-	(2)	(414)
Transfers	944	(944)	-	-	-	-
At 31st December 2004	13,833	12,942	1,556	258	1,481	30,070
Net book value						
At 31st December 2004	15,724	30,239	748	289	4,808	51,808
At 1st January 2004	13,169	32,054	811	313	5,010	51,357
Company						
Cost						
At 1st January 2004	19,054	46,007	850	547	408	66,866
Additions	1,641	-	45	-	-	1,686
Disposals	(224)	-	(108)	-	(9)	(341)
Transfers	1,769	(1,769)	-	-	-	-
At 31st December 2004	22,240	44,238	787	547	399	68,211
Accumulated depreciation						
At 1st January 2004	9,232	12,774	718	234	320	23,278
Charge for the year	1,468	1,918	57	24	23	3,490
Disposals	(149)	-	(107)	-	(2)	(258)
Transfers	944	(944)	-	-	-	-
At 31st December 2004	11,495	13,748	668	258	341	26,510
Net book value						
At 31st December 2004	10,745	30,490	119	289	58	41,701
At 1st January 2004	9,822	33,233	132	313	88	43,588

9. Fixed assets (continued)

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised at the end of the respective leases. The remaining lease terms range from 1 to 13 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Operating leased assets

Certain aircraft, properties and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2004, three B747-400s (2003: two), four A340-300s (2003: four) and three A340-600s (2003: three), all with purchase options, held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$1,315 million (2003: HK$1,585 million).

Operating leases for properties and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2004 for each of the following periods are as follows:

	2004	2003
	HK$M	HK$M
Aircraft and related equipment:		
- within one year	**1,144**	740
- after one year but within five years	**1,883**	1,460
- after five years	**389**	-
	3,416	2,200
Properties and other equipment:		
- within one year	**261**	255
- after one year but within five years	**418**	470
- after five years	**175**	204
	854	929
	4,270	3,129

(c) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amounted to HK$2,698 million (2003: HK$1,813 million) for the Group and HK$197 million (2003: HK$136 million) for the Company. No depreciation is provided on these advance payments.

(d) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance.

(e) Properties held at 31st December 2004 included land held under medium-term leases in Hong Kong with a net book value of HK$1,549 million (2003: HK$1,586 million).

10. Intangible assets

	Group			Company
	Goodwill	Computer systems	Total	Computer systems
	HK$M	HK$M	HK$M	HK$M
Cost				
At 1st January 2004	362	665	1,027	642
Additions	-	27	27	27
Disposals	(4)	(52)	(56)	(52)
At 31st December 2004	358	640	998	617
Accumulated amortisation				
At 1st January 2004	169	453	622	431
Charge for the year	17	67	84	66
Disposals	(4)	(52)	(56)	(52)
At 31st December 2004	182	468	650	445
Net book value				
At 31st December 2004	176	172	348	172
At 1st January 2004	193	212	405	211

11. Subsidiary companies

	Company	
	2004	2003
	HK$M	HK$M
Unlisted shares at cost	**214**	214
Net amounts due (to)/from subsidiary companies		
- Loan accounts	**(6,318)**	(10,679)
- Current accounts	**530**	2,176
Other investments	**18,682**	22,055
	13,108	13,766

Principal subsidiary companies are set out in note 29 to the accounts.

12. Associated companies

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Hong Kong listed shares at cost (Market value: HK$1,913 million, 2003: HK$2,100 million)	**-**	-	**52**	52
Unlisted shares at cost	**-**	-	**26**	38
Share of net assets				
- listed in Hong Kong	**863**	829	**-**	-
- unlisted	**773**	726	**-**	-
	1,636	1,555	**78**	90
Less: Provision	**-**	-	**(17)**	(17)
Loans to associated companies	**107**	106	**-**	3
	1,743	1,661	**61**	76
Share of profits of associated companies				
- listed	**140**	113	**-**	-
- unlisted	**216**	38	**-**	-
	356	151	**-**	-
Dividends received and receivable from associated companies	**122**	187	**97**	157

Principal associated companies are set out in note 30 to the accounts.

13. Other long-term receivables and investments

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Staff housing loans and other receivables	**403**	443	**395**	433
Investments at fair value				
- listed in Hong Kong	**2,891**	157	**2,715**	-
- listed outside Hong Kong	**51**	51	**49**	49
- unlisted	**731**	612	**731**	612
	4,076	1,263	**3,890**	1,094

14. Long-term liabilities

	Note	2004 Current HK$M	2004 Non-current HK$M	2003 Current HK$M	2003 Non-current HK$M
Group					
Long-term loans	(a)	**1,229**	**2,765**	1,983	4,387
Obligations under finance leases	(b)	**3,740**	**14,897**	2,896	17,031
		4,969	**17,662**	4,879	21,418
Company					
Long-term loans	(a)	**478**	**1,514**	2,052	3,115
Obligations under finance leases	(b)	**5,080**	**20,951**	3,721	24,427
		5,558	**22,465**	5,773	27,542

(a) Long-term loans

	Group 2004 HK$M	Group 2003 HK$M	Company 2004 HK$M	Company 2003 HK$M
Bank loans				
- secured	**2,328**	3,304	**673**	1,931
- unsecured	**894**	2,784	**894**	2,784
Other loans				
- secured	**425**	452	**425**	452
- unsecured	**347**	372	**-**	-
	3,994	6,912	**1,992**	5,167
Security deposits	**-**	(542)	**-**	-
Amount due within one year included under current liabilities	**(1,229)**	(1,983)	**(478)**	(2,052)
	2,765	4,387	**1,514**	3,115
Repayable as follows:				
Bank loans				
- within one year	**846**	2,465	**409**	1,992
- after one year but within two years	**1,376**	893	**1,137**	510
- after two years but within five years	**528**	2,474	**11**	2,199
- after five years	**472**	256	**10**	14
	3,222	6,088	**1,567**	4,715
Other loans				
- within one year	**383**	60	**69**	60
- after one year but within two years	**74**	393	**74**	64
- after two years but within five years	**266**	263	**233**	220
- after five years	**49**	108	**49**	108
	772	824	**425**	452
Security deposits	**-**	(542)	**-**	-
Amount due within one year included under current liabilities	**(1,229)**	(1,983)	**(478)**	(2,052)
	2,765	4,387	**1,514**	3,115

14. Long-term liabilities (continued)

Borrowings other than bank loans are repayable on various dates up to 2010 at interest rates between 0% and 7% per annum while bank loans are repayable up to 2018.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$999 million and HK$279 million respectively (2003: HK$954 million and HK$483 million).

As at 31st December 2004, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$23,234 million (2003: HK$28,000 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(b) Obligations under finance leases
The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2005 to 2017. The future payments under these finance leases are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Within one year	**6,899**	5,328	**6,826**	5,350
After one year but within two years	**3,892**	6,679	**4,212**	6,690
After two years but within five years	**9,498**	10,598	**11,162**	11,916
After five years	**19,015**	19,874	**19,679**	22,315
Total future payments	**39,304**	42,479	**41,879**	46,271
Interest charges relating to future periods	**(8,504)**	(9,615)	**(11,504)**	(13,308)
Present value of future payments	**30,800**	32,864	**30,375**	32,963
Security deposits, notes and zero coupon bonds	**(12,163)**	(12,937)	**(4,344)**	(4,815)
Amounts due within one year included under current liabilities	**(3,740)**	(2,896)	**(5,080)**	(3,721)
	14,897	17,031	**20,951**	24,427

The present value of future payments is repayable as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Within one year	**5,867**	4,229	**5,849**	4,285
After one year but within two years	**3,054**	5,609	**3,426**	5,688
After two years but within five years	**7,405**	8,125	**9,050**	9,359
After five years	**14,474**	14,901	**12,050**	13,631
	30,800	32,864	**30,375**	32,963

As at 31st December 2004, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$8,735 million and HK$1,556 million respectively (2003: HK$8,186 million and HK$1,554 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

15. Retirement benefits

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes
The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuation of CPALRS was completed by a qualified actuary, Watson Wyatt Hong Kong Limited ("Wyatt"), as at 31st December 2004 using the projected unit credit method. Wyatt completed their most recent actuarial valuation of the portion of SGRBS funds specifically designated for the Company's employees as at 31st December 2003. The figures for SGRBS disclosed as at 31st December 2004 were provided by Cannon Trustees Limited, the administration manager. The Group's obligations are 96% (2003: 96%) covered by the plan assets held by the trustees.

	2004		2003	
	SGRBS	**CPALRS**	SGRBS	CPALRS
The principal actuarial assumptions are:				
Discount rate used	**3.75%**	**2.75%**	5%	4%
Expected return on plan assets	**6%**	**6%**	6%	6%
Future salary increases	**2-5%**	**2-5%**	2-5%	2-5%

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Net liability recognised in the balance sheet:				
Present value of funded obligations	**7,227**	6,326	**6,825**	5,938
Fair value of plan assets	**(6,933)**	(6,061)	**(6,415)**	(5,609)
	294	265	**410**	329
Net unrecognised actuarial losses	**(192)**	(84)	**(244)**	(105)
	102	181	**166**	224

15. Retirement benefits (continued)

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Movements in net retirement benefit liability comprise:				
At 1st January	**181**	346	**224**	368
Movements for the year				
- Net expenses recognised in the profit and loss account	**380**	450	**373**	432
- Contributions paid	**(459)**	(615)	**(431)**	(576)
At 31st December	**102**	181	**166**	224

	2004	2003
	HK$M	HK$M
Net expenses recognised in the Group profit and loss account:		
Current service cost	**454**	409
Interest on obligations	**287**	272
Expected return on plan assets	**(361)**	(273)
Actuarial loss recognised	**-**	42
Total included in staff costs	**380**	450
Actual return on plan assets	**845**	1,257

The difference between the fair value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations.

(b) Defined contribution retirement schemes

Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$11 million (2003: HK$9 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$351 million (2003: HK$320 million).

16. Deferred taxation

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Deferred tax assets:				
- Retirement benefits	**(23)**	(45)	**(34)**	(45)
- Provisions	**(15)**	(8)	**(14)**	(12)
- Tax losses	**(125)**	-	**(43)**	-
- Cash flow hedges	**(158)**	(90)	**(158)**	(90)
Deferred tax liabilities on accelerated tax depreciation	**949**	748	**710**	607
Provision in respect of certain lease arrangements	**6,652**	7,157	**6,652**	7,157
	7,280	7,762	**7,113**	7,617

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Movements in deferred taxation comprise:				
At 1st January	**7,762**	7,614	**7,617**	7,484
Movements for the year				
- transfer from profit and loss account				
- deferred tax expenses (note 5)	**91**	2	**69**	(13)
- operating expenses	**163**	551	**163**	551
- transferred to cash flow hedge reserve	**(68)**	(90)	**(68)**	(90)
- accelerated transfer to current taxation	**-**	(223)	**-**	(223)
- initial cash benefit from lease arrangements	**-**	503	**-**	503
Current portion of provision in respect of certain lease arrangements included under current liabilities – taxation	**(668)**	(595)	**(668)**	(595)
At 31st December	**7,280**	7,762	**7,113**	7,617

The Group has certain tax losses which do not expire under current tax legislation, a deferred tax asset has been recognised to the extent that recoverability is considered probable.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2006 to 2014 (2003: 2005 to 2014) as follows:

	2004	2003
	HK$M	HK$M
After one year but within five years	**4,548**	4,381
After five years but within ten years	**2,104**	2,312
After ten years	**-**	464
	6,652	7,157

17. Trade and other receivables

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Trade debtors	**3,151**	2,861	**2,999**	2,728
Other receivables and prepayments	**2,149**	1,882	**2,039**	1,804
Due from associated companies	**11**	10	**-**	-
	5,311	4,753	**5,038**	4,532

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade debtors by age:				
Current	**3,108**	2,737	**2,979**	2,627
One to three months overdue	**37**	64	**20**	45
More than three months overdue	**6**	60	**-**	56
	3,151	2,861	**2,999**	2,728

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

18. Liquid funds

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Short-term deposits and bank balances	**2,687**	5,663	**2,023**	5,257
Short-term deposits maturing beyond three months when placed	**691**	482	**676**	472
Funds with investment managers				
- debt securities listed outside Hong Kong	**6,035**	6,665	**-**	-
- bank deposits	**208**	275	**-**	-
Other liquid investments				
- debt securities listed outside Hong Kong	**54**	256	**-**	202
- bank deposits	**1,799**	1,859	**545**	545
	11,474	15,200	**3,244**	6,476

Included in other liquid investments are bank deposits of HK$1,799 million (2003: HK$1,859 million) and debt securities of HK$54 million (2003: HK$256 million) which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing.

19. Trade and other payables

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Trade creditors	**2,447**	2,051	**2,252**	1,926
Other payables	**4,308**	3,216	**4,391**	3,438
Due to associated companies	**265**	197	**258**	194
Due to other related companies	**113**	65	**113**	65
Bank overdrafts – unsecured	**30**	14	**7**	11
	7,163	5,543	**7,021**	5,634

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade creditors by age:				
Current	**1,956**	1,582	**1,779**	1,473
One to three months overdue	**396**	367	**382**	362
More than three months overdue	**95**	102	**91**	91
	2,447	2,051	**2,252**	1,926

20. Share capital

	2004		2003	
	Number of shares	**HK$M**	Number of shares	HK$M
Authorised (HK$0.20 each)	**3,900,000,000**	**780**	3,900,000,000	780
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,343,515,048**	**669**	3,336,007,848	667
Share options exercised	**26,700,300**	**5**	7,507,200	2
At 31st December	**3,370,215,348**	**674**	3,343,515,048	669

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

20. Share capital (continued)

	2004 Number of shares	2003 Number of shares
Movements in options outstanding comprise:		
At 1st January	**53,194,800**	60,883,000
Options exercised	**(26,700,300)**	(7,507,200)
Options lapsed	**-**	(181,000)
At 31st December	**26,494,500**	53,194,800
Options vested at 31st December	**26,494,500**	24,361,300

No option was granted under the Scheme during the year.

	2004	2003
Details of share options exercised during the year:		
Exercise date	**6/1/04-31/12/04**	14/1/03-30/12/03
Proceeds received (HK$)	**199,451,241**	56,078,784
Weighted average closing share price immediately before the exercise date (HK$)	**15.07**	12.95

21. Reserves

	Group		Company	
	2004 **HK$M**	2003 HK$M	**2004** **HK$M**	2003 HK$M
Retained profit	**25,496**	23,518	**13,123**	11,781
Share premium	**7,455**	7,261	**7,455**	7,261
Capital redemption reserve	**21**	21	**21**	21
Investment revaluation reserve	**493**	354	**469**	349
Cash flow hedge reserve	**(1,285)**	(770)	**(1,421)**	(813)
Other reserves	**1**	(1)	**-**	-
	32,181	30,383	**19,647**	18,599

Included in retained profit is an amount of HK$1,319 million (2003: HK$1,137 million) relating to retained profit attributable to associated companies.

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

21. Reserves (continued)

Exchange differences recorded in the Group's cash flow hedge reserve are expected to be credited/(charged) to operating profit as noted below based on exchange rates ruling at 31st December 2004.

	1st half HK$M	2nd half HK$M	Total HK$M
2005	37	(277)	(240)
2006	(147)	(137)	(284)
2007	(77)	(79)	(156)
2008	(88)	(64)	(152)
2009	(131)	(42)	(173)
Beyond 2009			(280)
			(1,285)

Had HK SSAP 11 been adopted, there would have been no financial impact on the Group's assets, liabilities and cash flows. A HK$1,285 million deficit (2003: HK$770 million deficit) would have been included in retained profit rather than the cash flow hedge reserve and the effect on profit attributable to shareholders and earnings per share would be:

	2004 HK$M	2003 HK$M
Profit attributable to shareholders	**4,417**	1,303
HK SSAP 11 adjustment	**(515)**	(1,329)
Adjusted profit/(loss) with adoption of HK SSAP 11	**3,902**	(26)
Adjusted earnings/(loss) per share with adoption of HK SSAP 11	**116.1¢**	(0.8)¢
Earnings per share	**131.4¢**	39.0¢

22. Reconciliation of operating profit to cash generated from operations

	2004 HK$M	2003 HK$M
Operating profit	**5,247**	2,225
Depreciation	**3,801**	3,745
Amortisation of intangible assets	**84**	110
Loss on disposal of fixed assets and intangible assets	**29**	38
Loss on disposal of associated companies	**17**	-
Currency adjustments and other items not involving cash flows	**420**	240
(Increase)/decrease in stock	**(126)**	32
Increase in trade debtors, other receivables and prepayments	**(557)**	(460)
Increase/(decrease) in net amounts due to related and associated companies	**115**	(22)
Increase in trade creditors and other payables	**1,488**	288
Increase in unearned transportation revenue	**783**	321
Non-operating movements in debtors and creditors	**(706)**	(147)
Cash generated from operations	**10,595**	6,370

23. Analysis of cash and cash equivalents

	2004 HK$M	2003 HK$M
Short-term deposits and bank balances	**2,687**	5,663
Bank overdrafts	**(30)**	(14)
	2,657	5,649

24. Directors' and executive officers' remuneration

(a) Directors' remuneration disclosed pursuant to the Listing Rules is as follows:

	Cash			Non-cash			
	Basic salary / Directors' fee* HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	Total HK$'000
Non-Executive Directors							
David Turnbull	4,224	3,053	126	1,124	882	1,893	11,302
Martin Cubbon	-	-	-	-	-	-	-
Henry Fan	160*	-	-	-	-	-	160
James Hughes-Hallett	-	-	-	-	-	-	-
Vernon Moore	310*	-	-	-	-	-	310
Sir Adrian Swire	-	-	-	-	-	-	-
Raymond Yuen	780	585	544	83	-	-	1,992
Carl Yung	160*	-	-	-	-	-	160
Zhang Xianlin	160*	-	-	-	-	-	160
Independent Non-Executive Directors							
Peter Lee	360*	-	-	-	-	-	360
Raymond Or	310*	-	-	-	-	-	310
Jack So	310*	-	-	-	-	-	310
Tung Chee Chen	210*	-	-	-	-	-	210
Executive Directors							
Robert Atkinson	1,638	989	320	436	548	1,963	5,894
Philip Chen	3,300	3,288	2,248	350	-	-	9,186
Derek Cridland	1,752	1,368	318	12	-	985	4,435
Tony Tyler	2,400	1,505	294	638	640	2,186	7,663
2004 Total	**16,074**	**10,788**	**3,850**	**2,643**	**2,070**	**7,027**	**42,452**
2003 Total	12,666	9,295	3,099	3,074	1,871	7,454	37,459

For Directors employed by the Swire group, the remuneration disclosed represents the amount charged to the Company. Bonus is related to services for 2003 but paid and charged to the Company in 2004. Allowances and benefits of Philip Chen and Raymond Yuen include housing allowances of HK$2,160,000 and HK$300,000 respectively.

24. Directors' and executive officers' remuneration (continued)

(b) Executive Officers' remuneration disclosed as recommended by the Listing Rules is as follows:

	Cash			Non-cash			
	Basic salary HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	Total HK$'000
James Barrington	1,246	605	242	331	436	1,281	4,141
William Chau	1,321	1,010	600	238	-	-	3,169
Quince Chong (from July 2004)	612	303	300	61	-	-	1,276
Ronald Mathison (from June 2004)	590	216	141	157	216	554	1,874
Edward Nicol	1,348	911	406	359	545	1,713	5,282
Nick Rhodes	1,310	829	536	349	473	1,341	4,838
Augustus Tang	1,573	1,202	600	283	-	-	3,658
Robert Cutler (up to July 2004)	925	589	377	246	345	1,271	3,753
2004 Total	**8,925**	**5,665**	**3,202**	**2,024**	**2,015**	**6,160**	**27,991**
2003 Total	7,952	4,912	3,254	2,430	1,852	6,739	27,139

Bonus disclosed is related to services for 2003 and paid in 2004.

25. Employee information

(a) The five highest paid individuals of the Company included four Directors (2003: four) and one Executive Officer (2003: one), whose emoluments are set out in note 24 above.

(b) The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

	2004			2003		
HK$'000	**Director**	**Flight staff**	**Other Staff**	Director	Flight Staff	Other staff
0 – 1,000	**11**	**6,719**	**7,124**	13	6,415	7,064
1,001 – 1,500	**-**	**388**	**185**	-	420	189
1,501 – 2,000	**1**	**398**	**59**	-	334	85
2,001 – 2,500	**-**	**130**	**19**	-	120	16
2,501 – 3,000	**-**	**173**	**9**	-	164	11
3,001 – 3,500	**-**	**133**	**9**	-	138	3
3,501 – 4,000	**-**	**36**	**4**	-	44	6
4,001 – 4,500	**1**	**4**	**3**	1	6	2
4,501 – 5,000	**-**	**3**	**1**	-	3	-
5,001 – 5,500	**-**	**-**	**2**	-	-	1
5,501 – 6,000	**1**	**-**	**-**	1	-	-
6,001 – 6,500	**-**	**-**	**-**	-	-	1
7,001 – 7,500	**-**	**-**	**-**	1	-	-
7,501 – 8,000	**1**	**-**	**-**	-	-	-
8,501 – 9,000	**-**	**-**	**-**	1	-	-
9,001 – 9,500	**1**	**-**	**-**	-	-	-
10,501 – 11,000	**-**	**-**	**-**	1	-	-
11,001 – 11,500	**1**	**-**	**-**	-	-	-
	17	**7,984**	**7,415**	18	7,644	7,378

26. Related party transactions

(a) Material transactions between the Group and associated companies and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2004		2003	
	Associated companies HK$M	**Other related parties HK$M**	Associated companies HK$M	Other related parties HK$M
Turnover	**92**	-	70	-
Aircraft maintenance costs	**886**	-	782	-
Route operating costs	**227**	-	164	-
Dividends received	**(122)**	-	(187)	-
Fixed assets purchase	**31**	-	22	-

(b) Other transactions with related parties

(i) The Company had an agreement for services ("Old Agreement") with JSSHK. Under the Old Agreement, the Company paid fees and reimbursed costs to JSSHK in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associated companies, minority interests, and any profits and losses on disposal of fixed assets were paid annually. The Old Agreement was terminated on 31st December 2004 and was replaced by the New Agreement which took effect from 1st January 2005. Service fees paid for the year ended 31st December 2004 were HK$124 million (2003: HK$42 million) and expenses of HK$115 million (2003: HK$105 million) were reimbursed at cost; in addition, HK$51 million (2003: HK$50 million) in respect of shared administrative services were reimbursed.

Transactions under the Old Agreement are not connected transactions or continuing connected transactions which gave rise to any disclosure or other obligations under Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 23 of 2004 Annual Report.

(ii) The Company received agency commission and service fees from Dragonair. Service fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$180 million was received from Dragonair for these transactions in 2004 (2003: HK$202 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

(c) Amounts due to and due from associated companies and other related companies at 31st December 2004 are disclosed in notes 17 and 19 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

(d) Guarantees given by the Company in respect of bank loan facilities held by an associated company at 31st December 2004 are disclosed in note 28 to the accounts.

(e) There were no material transactions with Directors and Executive Officers except for those relating to shareholdings (Directors' Report and Corporate Governance in 2004 Annual Report). Remuneration of Directors and Executive Officers is disclosed in note 24 to the accounts.

27. Waiver from compliance with Listing Rules

The Stock Exchange has granted to the Company a waiver from full compliance with the provisions of Chapter 14 of the Listing Rules, which relates to notifiable transactions, in relation to the acquisition or disposal of aircraft. As a result of the waiver, instead of the normal tests under Chapter 14, the test for the Company will be made by reference to Available Tonne Kilometres ("ATKs"). The test will be a calculation based on ATKs for aircraft being acquired or disposed of compared to the aggregate fleet ATKs. ATKs are calculated for each sector by multiplying the capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on that sector, by the sector distance.

	2004	2003
Fleet ATKs (in million tonne kilometres)	**15,794**	13,355

28. Commitments and contingencies

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Authorised and contracted for	**7,218**	3,865	**1,193**	919
Authorised but not contracted for	**9**	105	**-**	-
	7,227	3,970	**1,193**	919

Operating lease commitments are shown in note 9 to the accounts.

(b) Guarantees in respect of lease obligations, bank loans and other liabilities outstanding at the year end:

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Subsidiary companies	**-**	-	**1,523**	916
Associated company	**20**	19	**20**	19
Staff	**415**	420	**400**	405
	435	439	**1,943**	1,340

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

29. Principal subsidiary companies

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
AHK Air Hong Kong Limited	Hong Kong	Cargo airline	60*	54,402,000 A shares of HK$1 36,268,000 B Shares of HK$1
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	5,000 shares of HK$100
Cathay Pacific Aircraft Acquisition Limited	Isle of Man	Aircraft acquisition facilitator	100	2,000 shares of US$1
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	95	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	100*	Paid up registered capital HK$7,000,000 (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Provision of ground and ramp handling services	70	100 shares of HK$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiary and associated companies are those which materially affect the results or assets of the Group.

* Shareholding held through subsidiary companies.

30. Principal associated companies

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	48
Cebu Pacific Catering Services Inc.	Philippines	Airline catering	40*
Ground Support Engineering Limited	Hong Kong	Airport ground engineering support and equipment maintenance	50
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	19*#
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

* Shareholding held through subsidiary companies.

Together with shareholdings held through long-term investments, the Company holds a 22% interest.

III. UNAUDITED INTERIM FINANCIAL REPORT FOR THE SIX-MONTH PERIOD ENDED 30TH JUNE 2005

The following unaudited condensed financial statements of the Group are extracted from the Company's interim report for the six-month period ended 30th June 2005 which was reviewed by the external auditor in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports".

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2005 – Unaudited

	Note	**2005 HK$M**	2004 HK$M	**2005 US$M**	2004 US$M
Turnover					
Passenger services		**14,660**	12,341	**1,879**	1,582
Cargo services		**5,981**	5,251	**767**	673
Catering, other services and recoveries		**3,243**	2,067	**416**	265
Total turnover	*2*	**23,884**	19,659	**3,062**	2,520
Expenses					
Staff		**(4,581)**	(4,255)	**(587)**	(545)
Inflight service and passenger expenses		**(985)**	(837)	**(126)**	(107)
Landing, parking and route expenses		**(3,314)**	(3,029)	**(425)**	(388)
Fuel		**(6,655)**	(3,839)	**(853)**	(492)
Aircraft maintenance		**(1,891)**	(1,652)	**(243)**	(212)
Aircraft depreciation and operating leases		**(2,400)**	(2,126)	**(308)**	(273)
Other depreciation and operating leases		**(398)**	(405)	**(51)**	(52)
Commissions		**(273)**	(272)	**(35)**	(35)
Others		**(1,252)**	(1,014)	**(161)**	(130)
Operating expenses		**(21,749)**	(17,429)	**(2,789)**	(2,234)
Operating profit	*3*	**2,135**	2,230	**273**	286
Finance charges		**(786)**	(827)	**(101)**	(106)
Finance income		**576**	511	**74**	66
Net finance charges	*4*	**(210)**	(316)	**(27)**	(40)
Share of profits of associated companies		**160**	151	**21**	19
Profit before tax		**2,085**	2,065	**267**	265
Taxation	*5*	**(335)**	(250)	**(43)**	(32)
Profit for the period		**1,750**	1,815	**224**	233
Profit attributable to					
Cathay Pacific shareholders		**1,670**	1,771	**214**	227
Minority interests		**80**	44	**10**	6
		1,750	1,815	**224**	233
Dividends					
Interim declared	*6*	**676**	674	**87**	86
Earnings per share					
Basic	*7*	**49.5¢**	52.8¢	**6.3¢**	6.8¢
Diluted	*7*	**49.3¢**	52.5¢	**6.3¢**	6.7¢
Dividend per share	*6*	**20.0¢**	20.0¢	**2.6¢**	2.6¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

CONSOLIDATED BALANCE SHEET
at 30th June 2005 - Unaudited

	Note	30th June 2005 HK$M	31st December 2004 HK$M	30th June 2005 US$M	31st December 2004 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**51,239**	50,259	**6,569**	6,443
Intangible assets	9	**258**	348	**33**	45
Investments in associated companies		**1,733**	1,743	**223**	223
Other long-term receivables and investments		**5,547**	5,589	**711**	717
		58,777	57,939	**7,536**	7,428
Long-term liabilities		**(26,639)**	(27,698)	**(3,415)**	(3,551)
Related pledged security deposits		**9,056**	10,036	**1,161**	1,287
Net long-term liabilities	10	**(17,583)**	(17,662)	**(2,254)**	(2,264)
Retirement benefit obligations		**(94)**	(102)	**(12)**	(13)
Deferred taxation		**(7,445)**	(7,280)	**(955)**	(934)
		(25,122)	(25,044)	**(3,221)**	(3,211)
Net non-current assets		**33,655**	32,895	**4,315**	4,217
Current assets and liabilities					
Stock		**616**	524	**79**	67
Trade and other receivables	11	**5,889**	5,347	**755**	686
Liquid funds		**11,787**	11,474	**1,511**	1,471
		18,292	17,345	**2,345**	2,224
Current portion of long-term liabilities		**(7,252)**	(7,096)	**(930)**	(910)
Related pledged security deposits		**1,768**	2,127	**227**	273
Net current portion of long-term liabilities	10	**(5,484)**	(4,969)	**(703)**	(637)
Trade and other payables	12	**(7,330)**	(7,163)	**(940)**	(919)
Unearned transportation revenue		**(3,459)**	(3,622)	**(443)**	(464)
Taxation		**(1,645)**	(1,497)	**(211)**	(192)
		(17,918)	(17,251)	**(2,297)**	(2,212)
Net current assets		**374**	94	**48**	12
Net assets		**34,029**	32,989	**4,363**	4,229
CAPITAL AND RESERVES					
Share capital	13	**676**	674	**87**	86
Reserves		**33,151**	32,181	**4,250**	4,126
Funds attributable to Cathay Pacific shareholders		**33,827**	32,855	**4,337**	4,212
Minority interests		**202**	134	**26**	17
Total equity		**34,029**	32,989	**4,363**	4,229

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30th June 2005 – Unaudited

	2005 HK$M	2004 HK$M	2005 US$M	2004 US$M
Operating activities				
Cash generated from operations	**3,880**	4,865	**497**	624
Dividends received from associated companies	**135**	101	**17**	13
Interest received	**71**	10	**9**	1
Net interest paid	**(316)**	(435)	**(40)**	(56)
Tax paid	**(211)**	(172)	**(27)**	(22)
Net cash inflow from operating activities	**3,559**	4,369	**456**	560
Investing activities				
Net decrease in liquid funds other than cash and cash equivalents	**447**	274	**57**	35
Receipts from repayment of loan and capital reduction from associated companies	**9**	70	**1**	9
Sales of fixed assets	**9**	3	**1**	-
Payments for fixed and intangible assets	**(2,819)**	(2,340)	**(361)**	(300)
Net (increase)/decrease in other long-term receivables and investments	**(104)**	22	**(13)**	3
Net cash outflow from investing activities	**(2,458)**	(1,971)	**(315)**	(253)
Financing activities				
New financing	**2,859**	79	**367**	10
Shares issued	**68**	183	**9**	24
Net cash benefit from financing arrangements	**-**	51	**-**	7
Loan and finance lease repayments	**(1,733)**	(4,742)	**(222)**	(608)
Dividends paid - to shareholders	**(1,520)**	(1,515)	**(195)**	(194)
- to minority interests	**(12)**	(21)	**(2)**	(3)
Net cash outflow from financing activities	**(338)**	(5,965)	**(43)**	(764)
Increase/(decrease) in cash and cash equivalents	**763**	(3,567)	**98**	(457)
Cash and cash equivalents at 1st January	**2,657**	5,649	**341**	724
Effect of exchange differences	**(88)**	(61)	**(12)**	(8)
Cash and cash equivalents at 30th June	**3,332**	2,021	**427**	259

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended 30th June 2005 - Unaudited

	Attributable to Cathay Pacific shareholders								Minority interests	Total equity
			Non-distributable							
	Share capital	Retained profit	Share premium	Capital redemption reserve	Investment revaluation reserve	Cash flow hedge reserve	Other reserves	Total		
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
At 31st December 2004	674	25,496	7,455	21	493	(1,285)	1	32,855	134	32,989
Prior period adjustment for financial derivatives	-	(106)	-	-	-	-	-	(106)	-	(106)
At 1st January 2005	674	25,390	7,455	21	493	(1,285)	1	32,749	134	32,883
Changes in cash flow hedges										
- recognised during the period	-	-	-	-	-	1,152	-	1,152	-	1,152
- deferred tax recognised	-	-	-	-	-	(129)	-	(129)	-	(129)
- transferred to profit for the period	-	-	-	-	-	(34)	-	(34)	-	(34)
Revaluation deficit recognised during the period	-	-	-	-	(127)	-	-	(127)	-	(127)
Exchange differences	-	-	-	-	-	-	(2)	(2)	-	(2)
Net gain not recognised in the profit and loss account	-	-	-	-	(127)	989	(2)	860	-	860
Profit for the period	-	1,670	-	-	-	-	-	1,670	80	1,750
2004 final dividend	-	(1,520)	-	-	-	-	-	(1,520)	-	(1,520)
Dividends paid to minority interests	-	-	-	-	-	-	-	-	(12)	(12)
Share options exercised										
- premium received	-	-	66	-	-	-	-	66	-	66
- share capital issued	2	-	-	-	-	-	-	2	-	2
At 30th June 2005	676	25,540	7,521	21	366	(296)	(1)	33,827	202	34,029

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2004 – Unaudited

	Attributable to Cathay Pacific shareholders								Minority interests	Total equity
			Non-distributable							
	Share capital	Retained profit	Share premium	Capital redemption reserve	Investment revaluation reserve	Cash flow hedge reserve	Other reserves	Total		
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
At 31st December 2003	669	23,518	7,261	21	354	(770)	(1)	31,052	104	31,156
Prior year adjustment on Asia Miles	-	(250)	-	-	-	-	-	(250)	-	(250)
At 1st January 2004	669	23,268	7,261	21	354	(770)	(1)	30,802	104	30,906
Exchange differences on *cash flow hedges*										
- recognised during the period	-	-	-	-	-	166	-	166	-	166
- deferred tax recognised	-	-	-	-	-	(40)	-	(40)	-	(40)
- transferred to profit for the period	-	-	-	-	-	210	-	210	-	210
Revaluation deficit recognised during the period	-	-	-	-	(35)	-	-	(35)	-	(35)
Net gain not recognised in the profit and loss account	-	-	-	-	(35)	336	-	301	-	301
Profit for the period	-	1,771	-	-	-	-	-	1,771	44	1,815
2003 final dividend	-	(572)	-	-	-	-	-	(572)	-	(572)
2003 special dividend	-	(943)	-	-	-	-	-	(943)	-	(943)
Dividends paid to minority interests	-	-	-	-	-	-	-	-	(21)	(21)
Share options exercised										
- premium received	-	-	178	-	-	-	-	178	-	178
- share capital issued	5	-	-	-	-	-	-	5	-	5
At 30th June 2004	674	23,524	7,439	21	319	(434)	(1)	31,542	127	31,669

NOTES TO THE ACCOUNTS

1. Basis of preparation and accounting policies

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2004 annual report except that the Hong Kong Institute of Certified Public Accountants has issued new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") which became effective for accounting periods beginning on or after 1st January 2005. Adoption of these new accounting standards impacts the Group's results of operations and financial position as set out below:

(a) Derivative financial instruments are used solely to manage exposures to fluctuations in foreign exchange rates, interest rates and jet fuel prices in accordance with the Group's risk management policies. The Group does not hold or issue derivative financial instruments for trading purposes.

With the adoption of HKAS 39 "Financial Instruments: Recognition and Measurement", all derivative financial instruments are now recognised at fair value in the balance sheet. Where derivative financial instruments are designated as effective hedging instruments under HKAS 39 and hedge exposure to fluctuations in foreign exchange rates, interest rates or jet fuel prices, any fair value change is accounted for as follows:

(i) the portion of the fair value change that is determined to be an effective cash flow hedge is recognised directly in equity via the Statement of Changes in Equity and is included in the profit and loss account as an adjustment to revenue, net finance charges or fuel expense in the same period or periods during which the hedged transaction affects the profit and loss.

(ii) the ineffective portion of the fair value change is recognised in the profit and loss account immediately.

Derivatives which do not qualify as hedging instruments under HKAS 39 are accounted for as held for trading financial instruments and any fair value change is recognised in the profit and loss account immediately.

In previous years, currency derivatives were stated at amortised cost and amounts receivable or payable under interest rate derivatives were accrued as interest expense or interest income. Jet fuel derivatives were not recognised in the balance sheet.

As a result of adopting the transitional provisions of HKAS 39, retained earnings brought forward from 2004 have been reduced by HK$106 million being the restatement of derivative financial instruments. The effect of the change in the interim 2005 results is to increase profit attributable to Cathay Pacific shareholders by HK$210 million. Basic and diluted earnings per share have been increased by HK¢6.2.

(b) With the adoption of HKFRS 3 "Business Combinations" and its transitional provisions, goodwill is no longer amortised and the accumulated amortisation brought forward from 2004 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of goodwill is reviewed annually and is written down should any impairment arise. The effect of this change in the interim 2005 results is to reduce other depreciation and operating lease expenses and to increase profit attributable to Cathay Pacific shareholders by HK$9 million.

1. ***Basis of preparation and accounting policies (continued)***

(c) With the adoption of HKAS 17 "Leases", leasehold land is now considered as being held under an operating lease rather than as a finance lease and this has resulted in a reclassification of leasehold land from fixed assets to other long-term receivables and investments and trade and other receivables. This change which has no impact on the profit and loss account of the Group has been applied retrospectively and 2004 comparatives have been restated accordingly. As at 30th June 2005, HK$1,530 million (2004: HK$1,549 million) of unamortised payments for leasehold land were included in other long-term receivables and investments and trade and other receivables.

(d) With the adoption of HKAS 1 "Presentation of Financial Statements", minority interests are now treated as a part of equity rather than as a deduction from net assets and in the profit and loss account, minority interests are now disclosed as an allocation of the profit for the period rather than a deduction from profit. This change has been applied retrospectively and 2004 comparatives have been restated accordingly.

Recoveries arising from surcharges or incidental activities are now treated as revenue rather than as a deduction from expenses. This change has been applied retrospectively and 2004 comparatives have been restated accordingly.

The interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover**

Turnover comprises revenue from transportation services, airline catering, other services provided to third parties and recoveries. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	Six months ended 30th June	
	2005	2004
	HK$M	HK$M
Turnover by origin of sale :		
North Asia		
- Hong Kong and Mainland China	**9,037**	7,651
- Japan, Korea and Taiwan	**3,901**	3,228
South East Asia and Middle East	**2,887**	2,290
Europe	**3,136**	2,503
South West Pacific and South Africa	**1,760**	1,584
North America	**3,163**	2,403
	23,884	19,659

Countries included in each region are defined in the 2004 annual report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2004 annual report.

2. Turnover (continued)

(b) Secondary reporting by business segment

	Six months ended 30th June	
	2005	2004
	HK$M	HK$M
Revenue – external sales		
- Passenger services	**14,660**	12,341
- Cargo services	**5,981**	5,251
	20,641	17,592
Unallocated revenue		
- Catering, other services and recoveries	**3,243**	2,067
	23,884	19,659

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, other airline supporting services and recoveries which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2004 annual report.

3. Operating profit

	Six months ended 30th June	
	2005	2004
	HK$M	HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**948**	936
- Owned	**1,023**	949
Amortisation of intangible assets	**25**	43
Operating lease rentals		
- Land and buildings	**192**	177
- Aircraft and related equipment	**591**	409
- Others	**19**	17
Operating lease income		
- Aircraft and related equipment	**(11)**	(11)
Cost of stock expensed	**644**	566
Exchange differences	**(47)**	(16)
Auditors' remuneration	**3**	3
Income from listed investments	**(5)**	(3)
Income from unlisted investments	**(40)**	(51)

4. Net finance charges

	Six months ended 30th June	
	2005	2004
	HK$M	HK$M
Net interest charges from:		
- Obligations under finance leases	**713**	775
- Interest income from related security deposits, notes and bonds	**(385)**	(428)
	328	347
- Bank loans and overdrafts	**53**	44
- Other loans wholly repayable within five years	**15**	2
- Other loans not wholly repayable within five years	**3**	6
	399	399
Income from liquid funds :		
- Funds with investment managers and other liquid investments	**(90)**	(48)
- Bank deposits and other receivables	**(97)**	(35)
	(187)	(83)
Financial derivatives :		
- Interest income	**(4)**	-
- Interest expenses	**2**	-
	(2)	-
	210	316

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. Taxation

	Six months ended 30th June	
	2005	2004
	HK$M	HK$M
The Company and its subsidiary companies		
Current tax expenses		
- Hong Kong profits tax	**21**	30
- Overseas tax	**155**	92
- Under provision for prior years	**-**	34
Deferred tax		
- Origination and reversal of temporary differences	**131**	66
Share of associated companies' taxation	**28**	28
	335	250

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

6. Dividends

On 10th August 2005, the Board of Directors declared an interim dividend of HK¢20 per share (2004: HK¢20 per share) for the period ended 30th June 2005. This interim dividend which totals HK$676 million (2004: HK$674 million) will be paid on 3rd October 2005 to shareholders registered at the close of business on 9th September 2005. The share register will be closed from 5th September 2005 to 9th September 2005, both dates inclusive.

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$1,670 million (2004: HK$1,771 million) by the daily weighted average number of shares in issue throughout the period of 3,374 million (2004: 3,355 million) shares and 3,385 million (2004: 3,376 million) shares respectively with the latter adjusted for the effects of the share options.

	2005 million	2004 million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,374**	3,355
Deemed issue of ordinary shares for no consideration	**11**	21
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,385**	3,376

8. Fixed assets

	Aircraft and related equipment HK$M	Other equipment HK$M	Buildings HK$M	Total HK$M
Cost				
At 31st December 2004	72,738	2,851	6,289	81,878
Reclassification of leasehold land	-	-	(1,767)	(1,767)
At 1st January 2005	72,738	2,851	4,522	80,111
Exchange differences	3	(1)	(2)	-
Additions	2,976	55	-	3,031
Disposals	(165)	(33)	-	(198)
At 30th June 2005	75,552	2,872	4,520	82,944
Accumulated depreciation				
At 31st December 2004	26,775	1,814	1,481	30,070
Reclassification of leasehold land	-	-	(218)	(218)
At 1st January 2005	26,775	1,814	1,263	29,852
Exchange differences	-	(1)	(1)	(2)
Charge for the period	1,809	84	78	1,971
Disposals	(83)	(33)	-	(116)
At 30th June 2005	28,501	1,864	1,340	31,705
Net book value				
At 30th June 2005	47,051	1,008	3,180	51,239
At 1st January 2005	45,963	1,037	3,259	50,259

Fixed assets at 30th June 2005 include leased assets of HK$30,670 million (31st December 2004: HK$30,528 million).

9. Intangible assets

	Goodwill HK$M	Computer systems HK$M	Total HK$M
Cost			
At 31st December 2004	358	640	998
Elimination of accumulated amortisation	(182)	-	(182)
At 1st January 2005	176	640	816
Additions	-	41	41
Disposals	-	(107)	(107)
At 30th June 2005	176	574	750
Accumulated amortisation			
At 31st December 2004	182	468	650
Elimination of accumulated amortisation	(182)	-	(182)
At 1st January 2005	-	468	468
Charge for the period	-	25	25
Disposals	-	(1)	(1)
At 30th June 2005	-	492	492
Net book value			
At 30th June 2005	176	82	258
At 1st January 2005	176	172	348

10. Long-term liabilities

	30th June 2005		31st December 2004	
	Current HK$M	**Non-current HK$M**	Current HK$M	Non-current HK$M
Long-term loans	**2,062**	**2,410**	1,229	2,765
Obligations under finance leases	**3,422**	**15,173**	3,740	14,897
	5,484	**17,583**	4,969	17,662

11. Trade and other receivables

	30th June 2005 HK$M	31st December 2004 HK$M
Trade debtors	**3,040**	3,151
Derivative financial assets	**894**	-
Other receivables and prepayments	**1,945**	2,185
Due from associated companies	**10**	11
	5,889	5,347

	30th June 2005 HK$M	31st December 2004 HK$M
Analysis of trade debtors by age:		
Current	**2,994**	3,108
One to three months overdue	**44**	37
More than three months overdue	**2**	6
	3,040	3,151

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

12. Trade and other payables

	30th June 2005 HK$M	31st December 2004 HK$M
Trade creditors	**2,303**	2,447
Derivative financial liabilities	**518**	-
Other payables	**4,242**	4,308
Due to associated companies	**179**	265
Due to other related companies	**80**	113
Bank overdrafts - unsecured	**8**	30
	7,330	7,163

	30th June 2005 HK$M	31st December 2004 HK$M
Analysis of trade creditors by age:		
Current	**1,890**	1,956
One to three months overdue	**331**	396
More than three months overdue	**82**	95
	2,303	2,447

13. Share capital

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2005, 3,379,254,848 shares were in issue (31st December 2004: 3,370,215,348 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the period under review. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised. The options were exercised at HK$7.47 per share.

	2005 **Number of shares**	2004 Number of shares
Movements in options outstanding comprise:		
At 1st January	**26,494,500**	53,194,800
Options exercised	**(9,039,500)**	(24,533,800)
At 30th June	**17,455,000**	28,661,000
Options vested at 30th June	**17,455,000**	28,661,000

No option was granted under the Scheme during the period.

	2005	2004
Details of share options exercised during the period:		
Exercise date	**7/1/05-28/6/05**	6/1/04-25/6/04
Proceeds received (HK$)	**67,525,065**	183,267,486
Weighted average closing share price immediately before the exercise date (HK$)	**14.56**	15.17

14. Commitments and contingencies

(a) Outstanding commitments for capital expenditure of the Group authorised at the end of the period but not provided for in the accounts:

	30th June 2005	31st December 2004
	HK$M	HK$M
Authorised and contracted for	**4,818**	7,218
Authorised but not contracted for	**1,830**	9
	6,648	7,227

(b) Guarantees in respect of bank loans and other liabilities outstanding at the end of the period:

	30th June 2005	31st December 2004
	HK$M	HK$M
Associated company	**19**	20
Staff	**415**	415
	434	435

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

IV. INDEBTEDNESS

As at the close of business on 31st October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had unsecured bank overdrafts of approximately HK$89 million, bank and other loans of approximately HK$3,748 million and finance lease obligations of approximately HK$18,148 million (netted off by pledged security deposits of HK$10,643 million). As at 31st October 2005, the bank and other loans of HK$1,749 million were secured. Security, including charges over the aircraft concerned and relevant insurance policies, is provided to the leasing companies or other parties that provided the underlying finance leases and bank and other loans.

As at 31st October 2005, included in other liquid investments are bank deposits of HK$1,691 million and debt securities of HK$55 million which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing.

Contingent liabilities

As at 31st October 2005, the Group had the following contingent liabilities.

(a) Guarantees in respect of bank loans and other liabilities outstanding as at 31st October 2005:

	HK$M
Associated company	18
Staff	400
	418

(b) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(c) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

Except for as disclosed above, the Directors have confirmed that there has been no material change in the indebtedness and guarantees of the Group since 31st October 2005.

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2004, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of Cathay Pacific

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial owner	Long position	9,000	0.00027%
Derek Cridland	Beneficial owner	Long position	17,000	0.00050%
Tony Tyler	Beneficial owner	Long position	5,000	0.00015%
Raymond Yuen	Beneficial owner	Long position	9,000	0.00027%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Swire Pacific Limited	1,566,233,246	Long position	46.33%
John Swire & Sons Limited	1,566,233,246[1]	Long position	46.33%
CITIC Pacific Limited	859,353,462	Long position	25.42%
Super Supreme Company Limited	787,753,462[2]	Long position	23.30%
Custain Limited	214,851,154[2]	Long position	6.36%
Easerich Investments Inc.	191,922,273[2]	Long position	5.68%
Motive Link Holdings Inc.	189,057,762[2]	Long position	5.59%
Smooth Tone Investments Ltd.	191,922,273[2]	Long position	5.68%

Notes:
1. *Duplication of Swire Pacific Limited's holding. As at the Latest Practicable Date, the John Swire & Sons Limited Group directly or indirectly owned interests in shares of Swire Pacific Limited representing approximately 30% of the issued share capital and approximately 53% of the voting rights.*
2. *Duplication of CITIC Pacific Limited's holding because these companies are subsidiaries of CITIC Pacific Limited.*

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 16,077,500 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	16,077,500	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%
Hong Kong Airport Services Limited	Hong Kong Dragon Airlines Limited	30 ordinary shares	30%
HAS GSE Solutions Limited	Hong Kong Dragon Airlines Limited	3 ordinary shares	30%

(e) Directors' interests in competing businesses

Zhang Xianlin is a supervisor of Air China. Henry Fan, Tony Tyler, Raymond Yuen and Zhang Xianlin are directors of Hong Kong Dragon Airlines Limited ("Dragonair"). Air China and Dragonair compete or are likely to compete either directly or indirectly with the business of the Company as they operate airline services to certain destinations which are also served by the Company. Zhang Xianlin is not directly involved in the management of Air China's business. None of Henry Fan, Tony Tyler, Raymond Yuen or Zhang Xianlin are directly involved in the management of Dragonair's business.

The Directors consider that the Group is capable of and does carry on its business independently of, and on an arm's length basis with, the competing businesses of Air China and Dragonair.

(f) Other interests of Directors

Philip Chen, James Hughes-Hallett, David Turnbull and Martin Cubbon are all directors of Swire. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson, Tony Tyler and Raymond Yuen. Henry Fan, Vernon Moore and Carl Yung are directors and employees of CITIC. Swire, John Swire & Sons Limited and CITIC are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, David Turnbull, Tony Tyler and Raymond Yuen are interested in the JSS Agreement.

(g) Interests in assets

As at the latest Practicable Date, none of the Directors has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2004, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(h) Service contracts

No Director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance to the Group and so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any member of the Group.

MATERIAL CONTRACTS

The Group has entered into the following material contracts within the two years immediately preceding the date of this circular:

(a) strategic placing agreement dated 20th November 2004 entered into between the Company, Air China, Merrill Lynch Far East Limited and China International Capital Corporation Limited, pursuant to which the Company has acquired 943,321,091 H shares in Air China, representing 10% of its entire issued share capital.

(b) service agreement dated 10th November 2005 entered into between the Company and HAECO, pursuant to which HAECO provides to the Company line maintenance services for aircraft visiting Hong Kong International Airport ("HKIA"), base maintenance services at HKIA, comprehensive stores and logistics support services, material supply, component and avionics overhaul services, and engineering services.

(c) service agreement dated 10th November 2005 entered into between the Company and TAECO, pursuant to which TAECO provides to the Company base maintenance services at Xiamen, store facilities, material supply and engineering services.

(d) line maintenance agreement dated 10th November 2005 entered into between the Company and TAECO, pursuant to which TAECO provides to the Company line maintenance services for aircraft visiting Xiamen and such other airports as the Company and TAECO shall from time to time agree.

(e) Purchase Agreement dated 14th December 2005 entered into between CPAS and Boeing in relation to the purchase of 12 Boeing 777-300ER aircraft, the details of which are set out in the section headed "Letter from the Board" of this circular.

Except as disclosed above, no other material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

DOCUMENT AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 5th January 2006:

(a) the memorandum and articles of association of the Company;

(b) circular to Shareholders dated 22nd November 2005 issued by the Company in respect of continuing connected transactions with HAECO and TAECO;

(c) the audited financial information of the Group, the text of which is set out in Appendix I of this circular;

(d) material contracts referred to in the section headed "Material Contracts" of this appendix.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

MISCELLANEOUS

1. The secretary of the Company is Margaret Yu. She holds a Master's degree in Business Administration and is a Fellow of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

2. The qualified accountant to the Company is Robert Atkinson. He holds a Bachelor of Arts (Honours) degree and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants.

3. The Company's share registrars and transfer office is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.